AMCOMP INCORPORATED
                         701 U.S. Highway One, Suite 200
                         North Palm Beach, Florida 33408






                                                     October 13, 2000

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Mail Stop 3-9
Washington, DC 20549
Attn: Jeffrey Riedler

         Re:      AmComp Incorporated
                  Registration Statement on Form S-1 filed November 12, 1998 (File No. 333-67195)

Gentlemen:

         Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, AmComp Incorporated (the "Company") hereby requests that the above-referenced filing (the "Registration Statement"), together with all exhibits thereto, be withdrawn as of the date hereof. At the present time, the Company has determined not to proceed with the offer and sale of the securities that are the subject of the Registration Statement, based on its belief that such offer and sale would not be in its best interests.

         If the Staff has any questions regarding this request, please contact the undersigned at (561) 840-7168 or David Adler of Olshan Grundman Frome Rosenzweig & Wolosky LLP, counsel to the Company, at (212) 451-2244.

Very truly yours,


/s/ Fred R. Lowe
----------------
Fred R. Lowe
President

cc: Paul Fischer